POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

INFORMATION CIRCULAR

(as at October 22nd, 2010, except as indicated)

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on November 24, 2010

PROXIES

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of POWERNOVA TECHNOLOGIES CORPORATION for use at our annual and special meeting of shareholders (the "Meeting") to be held at Suite 1620, 1185 West Georgia Street, Vancouver, British Columbia, at 11:00 am (Vancouver time) on Wednesday, November 24, 2010 and at any adjournment.  Forms of proxy must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.  Only holders of common shares (the "shareholders") of record at the close of business on October 22, 2010 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee’s name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers or directors.  As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting.  To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name.  Only proxies deposited by shareholders whose names appear on our records as the registered holders of shares can be recognized and acted upon at the Meeting.  If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name.  Such shares will likely be registered under the name of your broker.  Shares held by your broker can only be voted upon your instructions.  Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting.  Each broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada ("Broadridge").  Broadridge mails a Voting Information Form ("VIF") instead of the Form of Proxy.  You are asked to complete and return the VIF to them by mail or facsimile.  Alternately, you can call their toll-free telephone number or use their internet voting procedure to vote your shares.  If you receive a VIF from Broadridge it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to Broadridge in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote.  If you attend personally at the Meeting, you may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.  To be effective the instrument in writing must be deposited either at our head office, or with Equity Transfer & Trust Company, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of management.  We will bear the costs incurred in the preparation and mailing of the proxy materials.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specifications made.  If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the Form of Proxy.  The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment.  At the time of printing of this Information Circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements.  If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format.  Registered shareholders must also provide written instructions in order to receive the financial statements.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Other than as disclosed elsewhere in this Information Circular, none of our directors or senior officers, no proposed nominee for election as a director, none of the persons who have been directors or senior officers of our company since the commencement of our last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

We are authorized to issue an unlimited number of common shares.  As at the record date of October 22, 2010, there were 48,314,780 common shares issued and outstanding.  As a shareholder, you are entitled to one vote for each common share you own.

To the knowledge of our directors and senior officers, the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all of our outstanding shares, which have the right to vote in all circumstances:

Name

Number of Shares

Percentage of Outstanding Shares

Avtandil Koridze

10,000,000

20.70%

Hector Frith

15,839,073

32.78%

As of the 22nd day of October, 2010, our current directors and senior officers as a group, directly and indirectly, owned or controlled 13,383,374 of our common shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about our executive compensation objectives and processes and to discuss compensation decisions relating to our named executive officers (“NEOs”) listed in the Summary Compensation Table below.  During our fiscal year ended May 31, 2010, the following individuals were our Named Executive Officers (as defined in applicable securities legislation), namely:

•

Stuart Lew, Chairman and Chief Executive Officer;

•

Chris Tay, Chief Financial Officer

Our business consists of the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We have not had any revenues from operations and typically operate with limited financial resources to ensure that funds are available to complete the development of our business.  As a result, our Board of Directors has to consider not only our financial situation at the time of the determination of executive compensation, but also our estimated financial situation in the mid- and long-term.

Compensation Objectives and Principles

The primary goal of our executive compensation program is to attract and retain the key executives necessary for our long term success, to encourage executives to further our development and our operations, and to motivate top quality and experienced executives.  The key elements of our executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  Our directors are of the view that all elements of the total program should be considered, rather than any single element.

Compensation Process

We rely solely on our Board of Directors, through discussion without any formal objectives, criteria or analysis, in determining the compensation of our executive officers.  Our Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to our NEOs and to our directors, and for reviewing the recommendations respecting compensation for any other officers from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position.

The compensation of our NEOs has been established with a view to attracting and retaining executives critical to our short and long-term success and to continuing to provide executives with compensation that is in accordance with existing market standards generally and competitive within the mining industry, in particular.

Compensation of our NEOs is normally comprised of monthly management fee, the reimbursement of expenses incurred by each NEO, and the grant of options to purchase common shares under our stock option plan (as more particularly described below), although at this time no compensation is being paid to our NEOs because of our current financial situation.  Through our executive compensation practices, we seek to provide value to our shareholders through a strong executive leadership. Specifically, our executive compensation structure seeks to attract and retain talented and experienced executives necessary to achieve our strategic objectives, motivate and reward executives whose knowledge, skills and performance are critical to our success, align the interests of our executives and shareholders by motivating executives to increase shareholder value.

It is our intention in the future to determine the specific amounts of compensation to be paid to each of our executives based on a number of factors, including our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities, our executive performance during the fiscal year, the roles and responsibilities of our executives, the individual experience and skills of, and expected contributions from, our executives, our executives' historical compensation and performance within our company, and any contractual commitments we have made to our executives regarding compensation.

Base Salary/Management Fees

The approach that we plan to take in the future is to pay our executives a base salary and/or management fee that is competitive with those of other executive officers in similar companies.  We believe that a competitive base salary/management fee is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives.  We also believe that attractive base salaries/management fees can motivate and reward executives for their overall performance. The base salary/management fee of each executive will be reviewed annually and may be adjusted in accordance with the terms of such executive officer's management agreement, where applicable, and certain criteria including, without limitation (a) past salary/fees; (b) changes in the compensation for similar companies with which we compete for executive talent; and (c) changes in the duties and responsibilities.

Stock Options

Our granting of options to purchase common shares to our executive officers is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in our long-term development and to increase shareholder value.  The relative emphasis of options for remunerating executive officers and employees will generally vary depending on the prevailing practices in competing companies and on the number of options to purchase common shares that are outstanding at the time. During the year ended May 31, 2010, we did not grant any stock options to the NEOs.

Outstanding Share-Based Awards and Option-Based Awards

Share compensation awards are granted, at the discretion of the Board, based on award levels in the past and our performance, in compliance with applicable securities law, stock exchange and other regulatory requirements.  Share compensation grants may also be issued, at the discretion of the Board, throughout the year, to attract new directors, officers, employees or consultants.  Our Board of Directors also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of our executive officer in determining the level of incentive stock option compensation.

Benefits and Perquisites

Our NEOs do not receive any benefits or perquisites.

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each NEO during the fiscal year ended May 31, 2010.  Amounts reported in the table below are in Canadian dollars, the currency that we use in our financial statements.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share-Based Awards ($) (d)	Option-Based Awards ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)		Pension Value ($) (g)	All Other Compensation ($) (h)	Total Compensation ($) (i)
					Annual Incentive Plans (f1)	Long Term Incentive Plans (f2)
Stuart Lew, CEO	2010	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Chris Tay, CFO	2010	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Incentive Plan Awards

Outstanding Option-Based Awards

There were no share-based or option-based awards granted to our NEOs during the most recently completed fiscal year end, and that were outstanding as at May 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no Incentive Plan Awards or Value Vested or Earned awards for our NEOs nor were any granted to our NEOs during the most recently completed fiscal year end, and that were outstanding as at May 31, 2010.

Pension Plan Benefits and Deferred Compensation Plans

We do not offer any pension plan benefits or deferred compensation plans to our NEOs.

Termination and Change of Control Benefits

We do not have written agreements for termination or change of control with any of our NEOs.

Director Compensation

We do not pay our directors a fee for their services as such.  Nor were directors compensated in 2010 through share based awards, option-based awards, non-equity incentive plan compensation, or pensions. Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors, and we may, from time to time, grant incentive stock options to purchase common shares to our directors.

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based or option-based awards granted to our directors during the most recently completed fiscal year end, and that were outstanding as at May 31, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no Incentive Plan Awards or Value Vested or Earned awards for our Directors nor were any granted to our directors during the most recently completed fiscal year end, and that were outstanding as at May 31, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We currently have a “rolling” Stock Option Plan in place, whereby the maximum number of shares reserved for issuance upon exercise of options granted thereunder may not exceed 10% of the total number of issued and outstanding common shares at the time the options are granted.

The following table sets forth information with respect to the options outstanding as at May 31, 2010.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	Nil	N/A	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of our directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by us or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of our most recently completed financial year, which has materially affected or will materially affect us, other than as disclosed by us during the course of the year or as disclosed herein.

MANAGEMENT CONTRACTS

Our management functions are not, to any substantial degree, performed by a person or persons other than our directors or senior officers, other than as disclosed herein.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) a reporting issuer in those jurisdictions that have adopted NI 52-110 is required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  Accordingly, we provide the following disclosure with respect to our audit committee:

Relationship with Auditors

NI 52-110 requires us to disclose annually certain information relating to our Audit Committee and its relationship with our independent auditors.

Audit Committee Charter

The Audit Committee Charter is annexed hereto as Schedule “A”.

Composition of the Audit Committee

Our Audit Committee is currently comprised of John Patrick Nicol, Chris Tay and Hans-Christian Behm.  As defined in NI 52-110,  Hans-Christian Behm and John Patrick Nicol are independent.  Also as defined in NI 52-110, all of the audit committee members are “financially literate”.  Chris Tay is a Certified General Accountant and  John Patrick Nicol holds a Master of Business Administration degree. All have the industry experience necessary to understand and analyze financial statements of the level of complexity of our company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year, our Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of our most recently completed financial year and the effective date of NI 52-110, we have not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-audit services were provided.

Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

We have not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as required.

Exemption

We are relying on the exemption provided by Part 6.1 of NI 52-110 for Venture Issuers which allows for an exemption from Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Management Discussion & Analysis.

External Auditor Service Fees (by category)

	Year ended May 31, 2010	Year ended May 31, 2009
Audit fees	$12,881.88	$12,172.88
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total:	$12,881.88	$12,172.88

CORPORATE GOVERNANCE

Our board of directors and senior management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations.  Disclosure of our corporate governance practices, in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, is attached to this Information Circular as Schedule "B".

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report

Audited financial statements for the years ended May 31, 2009 and May 31, 2010, and the reports of the auditors thereon will be placed before shareholders at the Meeting.  Presentation of such financial statements to shareholders at the Meeting will not constitute a request for either approval or disapproval.

Election of Directors

The term of office of each director is from the date of the meeting at which they are elected until the next annual meeting or until their successor is elected or appointed.  At the Meeting, a board of four directors is proposed to be elected.

If for any reason any of the proposed nominees do not stand for election, your proxy will not be used to vote for a nominee from the floor.  Management has been informed that each proposed nominee listed is willing to serve as a director if elected.

The following information relating to the directors nominees is based partly on our records and partly on information received by us from the nominees.

Name and Residence	Voting Shares [3]	Offices Held and Time as Director	Principal Occupation
Stuart Lew Vancouver, BC Canada	2,247,124	Director since April 1 2000 Chief Executive Officer and Chairman since April 1, 2000	Chief Executive Officer of PowerNova Technologies Corporation
Dr. Avtandil Koridze Moscow, Russia	10,000,000	Director since February 21, 2001 Vice-President and Chief Technology Officer since February 21, 2001	Professor and Head of Laboratory, Russian Academy of Sciences
Chris Tay [1] Vancouver, BC Canada	6,250	Director since August 7, 2008 Chief Financial Officer and Corporate Secretary since August 7, 2008	Accountant and business consultant
Hans Christian Behm [1] Bowen Island, BC Canada	1,130,000	Director since August 7, 2008	Owner of Gulf Timberframe and entrepreneur
John Patrick Nicol [1] Coquitlam, BC Canada	Nil	Director since August 24, 2009	Senior VP and CFO of Abacus Mining Corp. and on the Board of Directors for Redstar Gold Corp. and Niblack Mining Corp.

1 Member of the Audit Committee.

2  The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

Principal Occupation or Employment During the Past Five Years of Nominee Directors

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years.

Stuart Lew, Chairman, Chief Executive Officer and Director:   Mr. Lew has been our Chief Executive Officer and Chairman since April 2000. He was Vice-President of Abbastar Uranium Corporation in 2008. He was Chief Operating Officer and a director of Aqua 1 Beverage Company from 1986 to 1999.

Dr. Avtandil Koridze, Vice-President of Research and Development, Chief Technology Officer and Director:  Dr. Koridze has been our Vice-President of Research and Development and Chief Technology Officer and director since 2001.  Since 1993, he has been a Professor and Head of the Laboratory of Organometallic Cluster Chemistry at the N. Nesmeyanov Institute of Organoelement Compounds, Russian Academy of Sciences.

Chris Tay, Chief Financial Officer, Corporate Secretary and Director:  Mr. Tay is a Certified General Accountant and has been Chief Financial Officer and a director of the company since 2008. He has been a principal of CMNR Holdings Ltd. since 2000.

Hans-Christian Behm, Director:  Mr. Behm has been a director since 2008. He has been President of Gulf Timber Frame Ltd. since 1994; President of Land’s End Holdings Ltd. since 2003; President of Canadian PowerPlus Corporation since 2008; and President of PowerPlus Pilot 1 Inc. since 2009.

John Patrick Nicol, Director:  John Patrick Nicol, Paddy, MBA has been a director since 2009. He is the Senior Vice President and Chief Financial Officer of Abacus Mining & Exploration Corporation since 2001. Mr. Nicol has been the Chief Financial Officer of Cobre Exploration Corp. since June 28, 2007.

Corporate Cease Trade Orders or Bankruptcies

No proposed director (including any personal holding company of a proposed director), is:

1.

as at the date of the Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including our company) that:

(a)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial office.

1.

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including our company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

2.

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

3.

has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

At the Meeting, the shareholders will be asked to vote for the appointment of James Stafford Inc., Chartered Accountants, as our auditors to serve until the close of our next annual meeting, at such remuneration as may be approved by our Board of Directors.

It is the intention of the proxyholder, if not expressly directed to the contrary in such form of proxy, to vote for the appointment of James Stafford Inc. as our auditors.

Re-Approval of Stock Option Plan

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve an ordinary resolution re-approving our Stock Option Plan (the “Option Plan”), which plan was first approved by our Shareholders on August 24, 2009. The approval by shareholders requires a favorable vote of a majority of the common shares voted in respect thereof at the Meeting.

Our Board of Directors recommends that the shareholders vote in favour of the Stock Option Plan.

The purpose of the Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained by us to acquire common shares, thereby: (i) increasing the proprietary interests of such persons in our company; (ii) aligning the interests of such persons with the interests of our shareholders generally; (iii) encouraging such persons to remain associated with us and (iv) furnishing such persons with an additional incentive in their efforts on our behalf.

Pursuant to the Option Plan, options may be granted to officers, directors, employees and consultants (the “Participants”) of our company or our affiliates.  The maximum number of common shares reserved for issuance upon exercise of options granted thereunder may not exceed 10% of the total number of our issued common shares at the time the options are granted.  Under the Option Plan, no one Participant may be granted options to purchase more than 5% of the number of issued common shares and no more than 2% of the issued common shares may be granted to any one consultant in any twelve month period.  No more than an aggregate of 2% of the issued common shares may be granted to an employee conducting investor relations activities in any twelve month period.  The price at which common shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which our common shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, our board of directors is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan.  Options granted under the Plan are non-assignable.  Options are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

Increase of Authorized Capital

Pursuant to the Business Corporations Act (British Columbia), we are permitted to have an unlimited number of shares as our authorized capital.  As our current authorized share capital is 50,000,000 common shares and our current number of issued and outstanding shares is 48,314,780 common shares, we do not have any flexibility with respect to any future financings nor would we be able to issue common shares as consideration for an asset, should the need arise.  Management believes it is not in our best interest to have a fixed number of common shares and accordingly, recommends that we increase our authorized share capital to an unlimited number of authorized shares.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter our Notice of Articles:

RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the authorized share capital of the Company be changed from a maximum of 50,000,000 common shares without par value to an unlimited number of Common Shares without par value;

(2)

the Articles of the Company be altered accordingly; and

(3)

the directors of the Company be authorized to revoke the resolution to issue an unlimited number of Common Shares without par value before it is acted on without further approval of the shareholders.

Our Articles require that a change in our authorized share capital be approved by way of a special resolution.  A special resolution requires the approval of two-thirds of those votes cast at a meeting of the shareholders.

The Board of Directors recommends that shareholders vote in favour of the above special resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual general meeting.  If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to our company is available on SEDAR at www.sedar.com.  Our financial information is provided in our comparative financial statements and our Management Discussion & Analysis (“MD&A”) for the years ended May 31, 2009 and May 31, 2010.  Shareholders may request copies of our financial statements and our MD&A by contacting us at the following address:

POWERNOVA TECHNOLOGIES Corporation

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

Schedule "A"

POWERNOVA TECHNOLOGIES CORPORATION

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

MANDATE

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by PowerNova Technologies Corporation (the “Company”) to regulatory authorities and shareholders; the Company’s systems of internal controls regarding finance and accounting; and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

•

The Committee may appoint one of its members to act as Chairman of the Committee.  The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary").  The Secretary does not have to be a member of the Committee or a director and can be changed by written notice from the Chairman.

•

No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a consent resolution in writing signed by all members of the Committee.  A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

•

The Committee will meet as many times as is necessary to carry out its responsibilities, but in no event will the Committee meet less than four times a year.  The Committee shall meet at least once annually with the Auditor.  As part of its duty to foster open communication, the Committee should meet at least annually with management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these parties believe should be discussed privately.  In addition, the Committee shall meet with management at least quarterly to review the financial statements of the Company.

•

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Chairman, unless otherwise provided for in the By-Laws of the Company or otherwise determined by resolution of the Board of Directors.

•

The Committee may invite to, or require the attendance at, any meeting of the Committee, such officers and employees of the Company, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities.  They should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

•

Subject to the provisions of the governing legislation of the Company and applicable regulations the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee.  In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Legal and Regulatory Compliance

(a)

Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

(b)

Without limiting its rights to engage counsel generally, review, with the principal legal external counsel of the Company, any legal matter that could have a significant impact on the financial statements of the Company.

(c)

Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed.

Budgets

Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

Perform any other activities consistent with this Charter, the By-laws of the Company and governing law, as the Committee or the Board of Directors deem necessary or appropriate.

Schedule "B"

POWERNOVA TECHNOLOGIES CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We are required to report annually to our shareholders on our corporate governance practices and policies with reference to National Policy 58-201 - Corporate Governance Guidelines (the “Policy”), and National Instrument 58-101 - Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

Mandate and Responsibility of the Board

Our Board of Directors (the "Board") is responsible for supervising management in carrying on the business and affairs of our company.  Directors are required to act and exercise their powers with reasonable prudence in our best interests.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas: our strategic planning process; identification and management of the principal risks associated with our business; planning for succession of management; our policies regarding communications with our shareholders and others; and the integrity of our internal controls and management information systems.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on our operations and our financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees.  Our CEO is a member of the Board, giving the Board direct access to information on all areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit our operations.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with our operations, such as compliance with safety standards and legal requirements, environmental issues and our financial position and liquidity.

The independent directors do not hold separate meetings at which members of management are absent.  However, during the course of a Directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent Directors may ask members of management to leave the meeting, and the independent Directors then meet in camera.

Composition of the Board

Our Board of Directors currently consists of  five directors, of whom three are independent, namely Hans-Christian Behm, Chris Tay and John Patrick Nicol.  Avtandil Koridze is not independent as he has received consulting fees for research and development costs; Stuart Lew is not independent as he has received management fees.  The independent directors do not have any direct or indirect material relationship with our company (other than shareholdings or stock options) which could, in the view of our Board, reasonably interfere with the exercise of a director’s independent judgment.

Directorships

None of our directors are directors of other reporting companies.

Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on our history, performance and strategic plans.

Ethical Business Conduct

Our Board has not adopted a formal written code of ethics.  The directors are of the view that the requirements of the audit committee charter and the directors’ ability to reference outside professional advisors, facilitate our company meeting ethical business standards.

Nomination of Directors

Given the size of the Board and nature of development of our business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

Compensation

Members of our Board of Directors are not compensated for acting as directors, save for being granted incentive stock options pursuant to our stock option plan.  The directors as a whole determine the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

Other Board Committees

Other than the audit committee, the directors are satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

Assessments

Given our stage of development, the directors’ shareholdings and the required time commitment to our affairs, the directors consider individual director performance assessments are not warranted.